August 14, 2015

Urban Barns Foods Inc.
290 Lakeshore Drive
Suite 205
Pointe-Claire, QC H9S 4L3

Dear Sirs/Mesdames:

We regret to inform you that we are resigning as independent auditors of Urban Barns Foods Inc. (the “Company”) effective immediately due to mandatory partner rotation requirements. Our resignation is not due to any disagreement with management, or with respect to any accounting principles or practices, financial statement disclosure, or auditing scope or procedure related to the Company.

We will work with management and the Company’s successor auditor to ensure a smooth transition of services. On behalf of the partners and staff of Saturna Group, we want to thank management for the opportunity to be service to the Company over the past five years, and wish the Company all the best in their future endeavours.

Yours truly,

/s/ “SATURNA GROUP CHARTERED ACCOUNTANTS LLP”

Per:	Henry Chow, CPA, CA
Partner